

October 29, 2014

Via E-mail
Mr. Joel Dulatre Cortez
President
Palayan Resources, Inc.
223 De La Cruz Road
Pasay, Metro Manila
Philippines

> **Re:   Palayan Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 16, 2014**
> **File No. 333-197542**

Dear Mr. Cortez:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.      Please note that we have not received the supplemental materials requested in comment 1 in our letter dated August 15, 2014.  We may have additional comments once we receive and review those materials.

Risk Factors, page 8

Our officers and director have never visited the Palayan Gold Claim, page 12

2.      We note the risk factor disclosure added in response to comment 7 in our letter dated August 15, 2014.  Please revise to clarify whether a member of management has plans to visit the Palayan Gold Claim.

Plan of Distribution, page 18

3.      Please revise this section to clarify the fixed price, duration and participation of broker-dealers.  In this regard, it is unclear why you do not summarize the terms of any agreements or arrangements between the selling shareholders and broker-dealers.  In addition, it is unclear how the fixed price offering is consistent with potential trades under broker-dealer agreements at "a stipulated" price per share.

Description of Business, page 22

4.      We note your response to comment 11 in our letter dated August 15, 2014 that you "do not hold a license and have not yet applied for one."  Please reconcile this with your disclosure on page 28 that you hold a valid mineral property license and disclosure on page 30 regarding the renewal of your mining license.  If you do have a valid license, please disclose the material terms or conditions of the license, as previously requested in comment 11 in our letter dated August 15, 2014.  Refer to Item 101(h)(4)(vii) of Regulation S-K.

Budget, page 39

5.      We reissue comment 15 in our letter dated August 15, 2014.  We note your disclosure on page 39 that you currently do not have the necessary funding to complete both phases of the proposed exploration plan.  Please revise there and in Management's Discussion and Analysis to clarify, if true, that you currently do not have the necessary funding to even begin Phase 1 of the exploration program given cash on hand and anticipated expenses for this offering.


        Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551-3536 with any questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director


cc:     Via E-mail
        Mr. D. Roger Glenn, Esq.
        Glenn & Glenn